SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.   20549






                                   Form 11-K

                                 ANNUAL REPORT






                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


                  For the fiscal year ended December 31, 1993




            Potlatch Corporation Savings Plan for Hourly Employees
                        of the Northwest Paper Division





                              Potlatch Corporation
              One Maritime Plaza, San Francisco, California   94111

           POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES
                       OF THE NORTHWEST PAPER DIVISION





                              Table of Contents
                              -----------------

                                                                Page Numbers
                                                                ------------

Independent Auditors' Report                                         1


Statements of Financial Condition                                    2


Statements of Income and Changes in Plan Equity                    3 - 4


Notes to Financial Statements                                      5 - 6


Item 30a - Schedule of Assets Held for Investment Purposes           7


Item 30d - Schedule of Reportable Transactions                       8


Signatures                                                           9


Exhibit Index                                                       10

                        Independent Auditors' Report
                        ----------------------------



Potlatch Corporation, Plan Administrator
Potlatch Corporation Savings Plan for Hourly
  Employees of the Northwest Paper Division:


We have audited the statements of financial condition of Potlatch Corporation Savings Plan for Hourly Employees of the Northwest Paper Division as of December 31, 1993 and 1992 and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly the financial position of Potlatch Corporation Savings Plan for Hourly Employees of the Northwest Paper Division as of December 31, 1993 and 1992 and the income and changes in plan equity for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          KPMG PEAT MARWICK


April 8, 1994

POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY
EMPLOYEES OF THE NORTHWEST PAPER DIVISION
Statements of Financial Condition
At December 31, 1993 and 1992


                                              1993            1992                                          1993            1992
                                              ----            ----                                          ----            ----

Assets:                                                                    Liabilities and Equity:

  Fixed Income Fund:                                                         Fixed Income Fund:
    Cash and equivalents                  $         -     $        78
    Accounts receivable
      Participating employees                   2,545           1,107
    Putnam Fiduciary Trust Company
      GIC Fund                              8,423,489       7,403,373          Fund equity              $ 8,426,034     $ 7,404,558
                                          -----------     -----------                                   -----------     -----------
                                            8,426,034       7,404,558                                     8,426,034       7,404,558
                                          -----------     -----------                                   -----------     -----------

  George Putnam Fund:                                                        George Putnam Fund:
    Accounts receivable
      Participating employees                     107             390
    George Putnam Fund of Boston              366,050          16,813          Fund equity                  366,157          17,203
                                          -----------     -----------                                   -----------     -----------
                                              366,157          17,203                                       366,157          17,203
                                          -----------     -----------                                   -----------     -----------

  Convertible Fund:                                                          Convertible Fund:
    Accounts receivable
      Participating employees                     272             352
    Putnam Convertible Income-
      Growth Fund                           5,109,442       4,026,629          Fund equity                5,109,714       4,026,981
                                          -----------     -----------                                   -----------     -----------
                                            5,109,714       4,026,981                                     5,109,714       4,026,981
                                          -----------     -----------                                   -----------     -----------

  Growth and Income Fund:                                                    Growth and Income Fund:
    Accounts receivable
      Participating employees                     363             198
    Putnam Fund for Growth and Income         664,788          32,998          Fund equity                  665,151          33,196
                                          -----------     -----------                                   -----------     -----------
                                              665,151          33,196                                       665,151          33,196
                                          -----------     -----------                                   -----------     -----------

  Voyager Fund:                                                              Voyager Fund:
    Accounts receivable
      Participating employees                     540             842
    Putnam Voyager Fund                     1,318,099          62,111          Fund equity                1,318,639          62,953
                                          -----------     -----------                                   -----------     -----------
                                            1,318,639          62,953                                     1,318,639          62,953
                                          -----------     -----------                                   -----------     -----------

  Stock Fund:                                                                Stock Fund:
    Cash and equivalents                          864           1,861          Forfeitures                      139           1,176
    Accounts receivable
      Participating employees                     537             974
    Potlatch Corporation common stock,
    209,925 shares (175,524 shares
    in 1992)                                9,892,712       8,074,101          Fund equity                9,893,974       8,075,760
                                          -----------     -----------                                   -----------     -----------
                                            9,894,113       8,076,936                                     9,894,113       8,076,936
                                          -----------     -----------                                   -----------     -----------

                                          $25,779,808     $19,621,827                                   $25,779,808     $19,621,827
                                          ===========     ===========                                   ===========     ===========



The accompanying notes are an integral part of these financial statements.


POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY
EMPLOYEES OF THE NORTHWEST PAPER DIVISION
Statements of Income and Changes in Plan Equity
For the Year Ended December 31, 1993

                                                                                  Growth
                                              Fixed       George                    and
                                              Income      Putnam    Convertible   Income     Voyager        Stock
                                               Fund        Fund        Fund        Fund       Fund           Fund          Total
                                              ------      ------    -----------   ------     -------        -----          -----

Income on fund transactions:
  Interest income                           $  527,740   $      -   $        -   $      -   $        -    $       40    $   527,780
  Dividend and other income                          -     20,214      393,902     38,036       46,207       292,129        790,488
                                            ----------   --------   ----------   --------   ----------    ----------    -----------
                                               527,740     20,214      393,902     38,036       46,207       292,169      1,318,268
                                            ----------   --------   ----------   --------   ----------    ----------    -----------

Market value appreciation of assets                  -          -      312,984      3,913      116,211       270,470        703,578
                                            ----------   --------   ----------   --------   ----------    ----------    -----------

Contributions (Note 2):
  Employee                                   1,193,394    239,426      452,215    452,136      825,291     1,193,934      4,356,396
  Employer                                           -          -            -          -            -       736,535        736,535
                                            ----------   --------   ----------   --------   ----------    ----------    -----------
                                             1,193,394    239,426      452,215    452,136      825,291     1,930,469      5,092,931
                                            ----------   --------   ----------   --------   ----------    ----------    -----------

Transfers from other funds                     539,410    107,542      160,159    173,073      399,928       170,553      1,550,665
                                            ----------   --------   ----------   --------   ----------    ----------    -----------

    Total increases                          2,260,544    367,182    1,319,260    667,158    1,387,637     2,663,661      8,665,442
                                            ----------   --------   ----------   --------   ----------    ----------    -----------

Less distributions, forfeitures and
transfers to other accounts:
  Distributions to participating
  employees:
    Cash                                       562,229      1,712       94,272      6,216        4,866       266,379        935,674
    Market value of shares
    distributed in settlement
    of employees' accounts                           -          -            -          -            -        15,066         15,066
  Forfeitures and other adjustments
    to employer contributions                        -          -            -          -            -           868            868
  Transfers to other funds                     676,839     12,365      142,255     28,987      127,085       563,134      1,550,665
                                            ----------   --------   ----------   --------   ----------    ----------    -----------
                                             1,239,068     14,077      236,527     35,203      131,951       845,447      2,502,273
                                            ----------   --------   ----------   --------   ----------    ----------    -----------

Market value depreciation of assets                  -      4,151            -          -            -             -          4,151
                                            ----------   --------   ----------   --------   ----------    ----------    -----------

    Total decreases                          1,239,068     18,228      236,527     35,203      131,951       845,447      2,506,424
                                            ----------   --------   ----------   --------   ----------    ----------    -----------

    Net increase in equity                   1,021,476    348,954    1,082,733    631,955    1,255,686     1,818,214      6,159,018

Equity at beginning of period                7,404,558     17,203    4,026,981     33,196       62,953     8,075,760     19,620,651
                                            ----------   --------   ----------   --------   ----------    ----------    -----------

Equity at end of period                     $8,426,034   $366,157   $5,109,714   $665,151   $1,318,639    $9,893,974    $25,779,669
                                            ==========   ========   ==========   ========   ==========    ==========    ===========



The accompanying notes are an integral part of these financial statements.


POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY
EMPLOYEES OF THE NORTHWEST PAPER DIVISION
Statements of Income and Changes in Plan Equity
For the Year Ended December 31, 1992

                                                                                   Growth
                                              Fixed       George                    and
                                              Income      Putnam    Convertible    Income     Voyager      Stock
                                               Fund        Fund        Fund         Fund       Fund         Fund         Total
                                              ------      ------    -----------    ------     -------      -----         -----

Income on fund transactions:
  Interest income                           $  435,498    $     -   $      369    $     -     $     -    $    2,157   $   438,024
  Dividend and other income                          -          -      192,219          -       1,717       223,035       416,971
                                            ----------    -------   ----------    -------     -------    ----------   -----------
                                               435,498          -      192,588          -       1,717       225,192       854,995
                                            ----------    -------   ----------    -------     -------    ----------   -----------

Market value appreciation of assets                 31         45      448,856        330           -     1,114,704     1,563,966
                                            ----------    -------   ----------    -------     -------    ----------   -----------

Contributions (Note 2):
  Employee                                   1,791,988     17,158      801,333     32,866      61,668     1,199,194     3,904,207
  Employer                                           -          -            -          -           -       699,496       699,496
                                            ----------    -------   ----------    -------     -------    ----------   -----------
                                             1,791,988     17,158      801,333     32,866      61,668     1,898,690     4,603,703
                                            ----------    -------   ----------    -------     -------    ----------   -----------

Transfers from other funds                     375,600          -       83,407          -           -       181,133       640,140
                                            ----------    -------   ----------    -------     -------    ----------   -----------

    Total increases                          2,603,117     17,203    1,526,184     33,196      63,385     3,419,719     7,662,804
                                            ----------    -------   ----------    -------     -------    ----------   -----------

Less distributions, forfeitures and
transfers to other accounts:
  Distributions to participating
  employees:
    Cash                                       236,883          -      102,815          -           -       176,413       516,111
    Market value of shares
    distributed in settlement
    of employees' accounts                           -          -            -          -           -         7,476         7,476
  Forfeitures and other adjustments
    to employer contributions                        -          -            -          -           -           960           960
  Transfers to other funds                     193,568          -      113,590          -           -       332,982       640,140
                                            ----------    -------   ----------    -------     -------    ----------   -----------
                                               430,451          -      216,405          -           -       517,831     1,164,687
                                            ----------    -------   ----------    -------     -------    ----------   -----------

Market value depreciation of assets                  -          -            -          -         432             -           432
                                            ----------    -------   ----------    -------     -------    ----------   -----------

    Total decreases                            430,451          -      216,405          -         432       517,831     1,165,119
                                            ----------    -------   ----------    -------     -------    ----------   -----------

    Net increase in equity                   2,172,666     17,203    1,309,779     33,196      62,953     2,901,888     6,497,685

Equity at beginning of period                5,231,892          -    2,717,202          -           -     5,173,872    13,122,966
                                            ----------    -------   ----------    -------     -------    ----------   -----------

Equity at end of period                     $7,404,558    $17,203   $4,026,981    $33,196     $62,953    $8,075,760   $19,620,651
                                            ==========    =======   ==========    =======     =======    ==========   ===========



The accompanying notes are an integral part of these financial statements.


             POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES
                         OF THE NORTHWEST PAPER DIVISION

                          Notes to Financial Statements
                     Years Ended December 31, 1993 and 1992


Note 1.  Principal Accounting Policies
- - --------------------------------------

     Investments are presented at current market value in the accompanying statements. Current market value is determined at the financial statement date by the plan trustee and is generally based on quoted market prices. The financial statements presented herein are prepared on the accrual basis of accounting.

Note 2.  General
- - ----------------

     The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

     Effective December 1, 1992, Putnam Fiduciary Trust Company became trustee of the plan's assets. Prior to that date, Wells Fargo Bank, N.A. was trustee. Also effective December 1, 1992, the plan added three investment options and made other significant changes to plan provisions. A discussion of the new investment options and other plan changes is included in the following paragraphs.

     Each eligible hourly employee who elects to participate in the plan makes deferred contributions, up to 15% of monthly earnings. Deferred contributions are deducted before income taxes are withheld. Participants may invest in any combination of six investment funds: a fixed income fund, a stock fund and four mutual funds. The four mutual funds are: the Putnam Convertible Income-Growth Trust, the Putnam Fund for Growth and Income, the Putnam Voyager Fund and the George Putnam Fund of Boston. The latter three funds were added effective December 1, 1992. The Fixed Income Fund is also a Putnam Fund (the Putnam Fiduciary Trust Company GIC Fund) and became an investment option at December 1, 1992, replacing the IDS Trust Income Fund maintained at Wells Fargo Bank. Employer matching contributions to the plan on behalf of each participant equal 50% of the participant's deferred contributions, provided that in no event may the employer match more than 3% of the participant's earnings. Employer matching contributions are invested in company stock. Federal tax rules place certain limitations on employee and employer contributions.

     Effective December 1, 1992, the plan provides that an eligible employee may make a rollover contribution to the plan equal to all or part of a prior distribution from another employer's qualified plan, subject to certain restrictions.

     Separate accounts are maintained for each participant's deferred and rollover employee contributions by investment fund and a matching account is maintained for each participant's employer matching contributions. The accounts are credited with contributions and earnings or losses attributable to such contributions.

- - ------------------------

     A participant may transfer past deferred and rollover contributions among funds at any time. Prior to December 1, 1992, a participant could transfer past deferred contributions at the end of each quarter.

     A participant's interest in his or her deferred accounts is fully vested and nonforfeitable at all times. A participant's interest in the matching account becomes vested based on the participant's years of service as defined in the plan. For this purpose, years of service are determined by excluding any period prior to July 1, 1987. A participant's matching account will become 100% vested without regard to the participant's years of service if the plan terminates, or if the participant attains age 65 as an employee of the company, becomes totally and permanently disabled, dies while an employee, or completes ten or more years of service and attains age 55 as an employee. The portion of a participant's matching account not vested will be forfeited when the participant's employment terminates. As of the end of each year, forfeitures and the earnings of such forfeitures not used to restore the matching accounts of former participants rehired during the year will be credited against the amount of matching contributions for the following year.

     Participants should refer to the plan prospectus for a more complete description of the plan's provisions.

Note 3.  Federal Income Taxes
- - -----------------------------

     The Commissioner of Internal Revenue has ruled that the plan, effective January 1, 1988, meets the requirements of a plan qualified under section 401(a) of the Internal Revenue Code (the "Code"), including a cash or deferred arrangement qualified under section 401(k) of the Code.

                                                                    Schedule I
                                                                    ----------

           POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES
                       OF THE NORTHWEST PAPER DIVISION
         Item 30a - Schedule of Assets Held for Investment Purposes
                            At December 31, 1993






Party-In-                                                                                                Current
Interest         Issue                                 Description                       Cost<1>          Value
- - ---------        -----                                 -----------                       ----            -------

             Putnam Funds                         Putnam Fiduciary Trust
                                                    Company GIC Fund                  $8,423,489       $8,423,489
             Putnam Funds                         George Putnam Fund of
                                                    Boston                               370,672          366,050
             Putnam Funds                         Putnam Convertible Income
                                                    Growth Trust                       4,790,855        5,109,442
             Putnam Funds                         The Putnam Fund for Growth
                                                    and Income                           661,374          664,788
             Putnam Funds                         The Putnam Voyager Fund              1,215,954        1,318,099
   *         Potlatch Corporation                 Common Stock                         8,012,128        9,892,712



   <1>   Effective December 1, 1992, Putnam Fiduciary Trust Company became trustee of the plan's assets. Prior to that date, Wells Fargo Bank, N.A. was trustee. With respect to the Putnam Convertible Income Growth Trust shown above, cost for such fund represents fair market value at date of transfer adjusted by subsequent activity.




                                                                   Schedule II
                                                                   -----------

              POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES
                         OF THE NORTHWEST PAPER DIVISION
                  Item 30d - Schedule of Reportable Transactions
                       For the Year Ended December 31, 1993



The plan shares in five percent reportable transactions with the other Potlatch Corporation hourly savings plans. Five percent reportable transactions for all hourly plans as certified by Putnam Fiduciary Trust Company for the year ended December 31, 1993 are detailed below.


Number of                     Description               Cost of          Current Value at
Transactions                   of Assets                 Asset          Date of Transaction    Net Gain
- - ------------                  -----------               -------         -------------------    --------

                          Putnam Fiduciary Trust
                             Company GIC Fund
                          ----------------------

203 Purchases               5,788,409 Units            $5,788,409           $5,788,409         $      -
230 Sales                   3,227,195 Units             3,227,195            3,227,195                -

                           George Putnam Fund
                               of Boston
                           ------------------

118 Purchases                  67,560 Shares              949,578              949,578                -
 60 Sales                       3,479 Shares               48,772               49,600              828

                           Putnam Convertible
                         Income Growth Fund, Inc.
                         ------------------------

138 Purchases                 107,562 Shares            2,095,190            2,095,190                -
109 Sales                      38,441 Shares              697,591              746,213           48,622

                           The Putnam Fund for
                            Growth and Income
                           -------------------

145 Purchases                 125,097 Shares            1,696,868            1,696,868                -
 67 Sales                       6,211 Shares               82,986               85,445            2,459

                               The Putnam
                              Voyager Fund
                              ------------

170 Purchases                 340,732 Shares            3,743,310            3,743,310                -
 91 Sales                      53,154 Shares              555,211              567,995           12,784

                          Potlatch Common Stock
                          ---------------------

161 Purchases                 134,583 Shares            6,082,249            6,082,249                -
232 Sales                      50,611 Shares            1,881,461            2,330,792          449,331



                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized:



                                   Potlatch Corporation Savings Plan
                                   ---------------------------------
                                      for Hourly Employees of the
                                      ---------------------------
                                        Northwest Paper Division
                                        ------------------------




                                   By     Terry L. Carter
                                      --------------------------------
                                          Terry L. Carter, Controller
                                          Potlatch Corporation




Date: June 24, 1994

            POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES
                       OF THE NORTHWEST PAPER DIVISION





                                 Exhibit Index
                                 -------------

Exhibit
- - -------

 (23)            Consent of Independent Auditors.